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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                             BOOKS-A-MILLION, INC.
                       (Name of Subject Company (Issuer))

                         BOOKS-A-MILLION, INC. (ISSUER)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   098570104
                     (CUSIP Number of Class of Securities)

                               SANDRA B. COCHRAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             BOOKS-A-MILLION, INC.
                              402 INDUSTRIAL LANE
                           BIRMINGHAM, ALABAMA 35211
                                 (205) 942-3737

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

                                    COPY TO:

                            STEVEN DELLA ROCCA, ESQ.
                              LATHAM & WATKINS LLP
                                885 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 906-1200
                             ---------------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
              ----------------------                              ----------------------
                    $40,000,000                                           $4,708

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 * Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,000,000 shares of common stock at the maximum tender offer price of $10.00 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $117.70 per million of the value of the transaction.

[ ] Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
     Form or Schedule and the date of its filing.

Amount Previously Paid:                Filing Party:
Form or Registration No.:              Date Filed:

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transaction to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                                  INTRODUCTION

     This Tender Offer Statement on Schedule TO relates to the offer by Books-A-Million, Inc., a Delaware corporation (the "Company"), to purchase up to 4,000,000 shares of its common stock, par value $0.01 per share, at a price not greater than $10.00 nor less than $8.75 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 23, 2005 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The information contained in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference in response to all of the items of this Schedule TO, as more particularly described below.

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the issuer is Books-A-Million, Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 402 Industrial Lane, Birmingham, Alabama 35211. The Company's telephone number is
(205) 942-3737.

     (b) The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in the Offer to Purchase under Section 8 ("Price Range of the Shares") is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) The Company is the filing person. The Company's address and telephone number are set forth in Item 2 above. The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a) The following sections of the Offer to Purchase contain a description of the material terms of the transaction and are incorporated herein by reference:

     - "Summary Term Sheet";

     - "Introduction";

     - Section 1 ("Number of Shares; Proration");

     - Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; Other Plans");

     - Section 3 ("Procedures for Tendering Shares");

     - Section 4 ("Withdrawal Rights");

     - Section 5 ("Purchase of Shares and Payment of Purchase Price");

     - Section 6 ("Conditional Tender of Shares");

     - Section 7 ("Conditions of the Tender Offer");

     - Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares");

     - Section 14 ("United States Federal Income Tax Consequences"); and

     - Section 15 ("Extension of the Tender Offer; Termination; Amendment").

     (b) The information in the "Introduction" to the Offer to Purchase and in
Section 11 of the Offer to Purchase ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (e) The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (b) and (c) The information set forth in the Offer to Purchase under
Section 2 ("Purpose of the Tender Offer; Certain Effects of the Tender Offer; and Other Plans") is incorporated herein by reference.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in the Offer to Purchase under Section 9 ("Source and Amount of Funds") is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in the Offer to Purchase under
Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares") is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) The information set forth in the Offer to Purchase under Section 16 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) and (b) Not Applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) The information set forth in the Offer to Purchase under Section 11 ("Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares"), Section 10 ("Certain Information Concerning Us") and
Section 13 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference. To the knowledge of the Company, no material legal proceedings relating to the tender offer are pending.

     (b) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.  EXHIBITS.

(a)(1)(A)*     Offer to Purchase dated June 23, 2005.
(a)(1)(B)*     Letter of Transmittal.
(a)(1)(C)*     Notice of Guaranteed Delivery.
(a)(1)(D)*     Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees dated June 23, 2005.
(a)(1)(E)*     Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees dated June 23,
               2005.
(a)(1)(F)*     Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.
(a)(1)(G) Press Release, dated June 21, 2005, incorporated by reference to the Company's Statement on Schedule TO filed on June 21, 2005.
(a)(1)(H)*     Press Release, dated June 23, 2005.
(a)(1)(I)*     Summary Advertisement.
(a)(1)(J)*     Letter to Stockholders from the President, Chief Executive
               Officer and Secretary of the Company, dated June 23, 2005.

(a)(1)(K)*     Letter to Participants in the 401(k) Plan.
(a)(2)         Not Applicable.
(a)(3)         Not Applicable.
(a)(4)         Not Applicable.
(a)(5)         Not Applicable.
(b)(1)         Credit Agreement dated as of July 1, 2002, between the
               Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust Bank, N.A., Wells Fargo Bank, N.A.,
               SouthTrust Bank, N.A. and Amsouth Bank, N.A., incorporated by reference from Exhibit 10.20 to Form 10-Q for the quarter ended August 3, 2002 (File No. 0-20664).
(b)(2) First amendment of credit agreement dated as of June 14, 2004, between the Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust Bank, N.A., Wells Fargo
               Bank, N.A., SouthTrust Bank, N.A. and Amsouth Bank, N.A, incorporated by reference from Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005 (File No. 0-20664).
(b)(3)* Second amendment of credit agreement dated as of June 20, 2005, between the Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust Bank, N.A., Wells Fargo
               Bank, N.A., SouthTrust Bank, N.A. and Amsouth Bank, N.A.
(d)(1) Amended and Restated Stock Option Plan, incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999
               (File No. 0-20664).
(d)(2) 1999 Amended and Restated Employee Stock Purchase Plan, incorporated by reference from Exhibit 10.5 to the Company's
               Annual Report on Form 10-K for the fiscal year ended January
               29, 2000 (File No. 0-20664).
(d)(3) 401(k) Plan adopted September 15, 2003, with SunTrust Bank as Trustee, incorporated by reference from Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004 (File No. 0-206664).
(d)(4) Shareholders Agreement dated as of September 1, 1992, incorporated by reference from Exhibit 10.9 to the Company's
               Annual Report on Form 10-K for the fiscal year ended January
               31, 1993 (File No. 0-206664).
(d)(5)         Executive Incentive Plan, incorporated by reference from
               Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995 (File No. 0-206664).
(d)(6)         Books-A-Million 2005 Incentive Award Plan adopted June 1,
               2005, incorporated by reference from Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 28, 2005 (File No. 0-206664).
(g)            Not Applicable.
(h)            Not Applicable.

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* Filed herewith.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BOOKS-A-MILLION, INC.

                                          By: /s/ RICHARD S. WALLINGTON
                                            ------------------------------------
                                              Name: Richard S. Wallington
                                              Title: Chief Financial Officer

Dated: June 23, 2005

                                 EXHIBIT INDEX

(a)(1)(A)*  Offer to Purchase dated June 23, 2005.
(a)(1)(B)*  Letter of Transmittal.
(a)(1)(C)*  Notice of Guaranteed Delivery.
(a)(1)(D)*  Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees dated June 23, 2005.
(a)(1)(E)*  Letter to Clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees dated June 23,
            2005.
(a)(1)(F)*  Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(1)(G) Press Release, dated June 21, 2005, incorporated by reference to the Company's Statement on Schedule TO filed on June 21, 2005.
(a)(1)(H)*  Press Release, dated June 23, 2005.
(a)(1)(I)*  Summary Advertisement
(a)(1)(J)*  Letter to Stockholders from the President, Chief Executive
            Officer and Secretary of the Company, dated June 23, 2005.
(a)(1)(K)*  Letter to Participants in the 401(k) Plan.
(a)(2)      Not Applicable.
(a)(3)      Not Applicable.
(a)(4)      Not Applicable.
(a)(5)      Not Applicable.
(b)(1)      Credit Agreement dated as of July 1, 2002, between the
            Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust Bank, N.A., Wells Fargo Bank, N.A.,
            SouthTrust Bank, N.A. and Amsouth Bank, N.A., incorporated by reference from Exhibit 10.20 to Form 10-Q for the quarter ended August 3, 2002 (File No. 0-20664)
(b)(2) First amendment of credit agreement dated as of June 14, 2004, between the Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust Bank, N.A., Wells Fargo
            Bank, N.A., SouthTrust Bank, N.A. and Amsouth Bank, N.A., incorporated by reference from Exhibit 10.21 to the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005 (File No. 0-20664).
(b)(3)* Second amendment of credit agreement dated as of June 20, 2005, between the Company, its wholly-owned subsidiaries and Bank of America, N.A., SunTrust Bank, N.A., Wells Fargo
            Bank, N.A., SouthTrust Bank, N.A. and Amsouth Bank, N.A.
(d)(1) Amended and Restated Stock Option Plan, incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended January 30, 1999
            (File No. 0-20664).
(d)(2) 1999 Amended and Restated Employee Stock Purchase Plan, incorporated by reference from Exhibit 10.5 to the Company's
            Annual Report on Form 10-K for the fiscal year ended January
            29, 2000 (File No. 0-20664).
(d)(3) 401(k) Plan adopted September 15, 2003, with SunTrust Bank as Trustee, incorporated by reference from Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended January 31, 2004 (File No. 0-206664)
(d)(4) Shareholders Agreement dated as of September 1, 1992, incorporated by reference from Exhibit 10.9 to the Company's
            Annual Report on Form 10-K for the fiscal year ended January
            31, 1993 (File No. 0-206664).
(d)(5)      Executive Incentive Plan, incorporated by reference from
            Exhibit 10.8 to the Company's Annual Report on Form 10-K for the fiscal year ended January 28, 1995 (File No. 0-206664).
(d)(6)      Books-A-Million 2005 Incentive Award Plan adopted June 1,
            2005, incorporated by reference from Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed on April 28, 2005 (File No. 0-206664).
(g)         Not Applicable.
(h)         Not Applicable.

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* Filed herewith.